                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                            U.S. WIRELESS DATA, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   912 899 408
             -------------------------------------------------------
                                 (CUSIP NUMBER)

                            REGEN ACQUISITION I, LLC
                             C/O REGEN CAPITAL, LLC
                            2109 BROADWAY, SUITE 206
                            NEW YORK, NEW YORK 10023

                                 WITH A COPY TO:
                                DANIEL K. GAMULKA
               GROSS, KLEINHENDLER, HODAK, HALEVY, GREENBERG & CO.
                                1 AZRIELI CENTER
                              TEL AVIV 67021 ISRAEL
                               (972) (3) 607-4444
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 30, 2004
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE
        Section 240.13d-7 for other parties to whom copies are to be sent.

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 2 OF 12
                                                    ----------------------------

--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          RIVERSIDE CONTRACTING LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) EIN:
          13-4101150
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]

                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY

--------- ----------------------------------------------------------------------
    4     SOURCES OF FUNDS*

          WC, AF
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------- -------- --------------------------------------------------
                        7      SOLE VOTING POWER
    NUMBER OF
      SHARES                   500,250
  BENEFICIALLY       -------- --------------------------------------------------
    OWNED BY            8      SHARED VOTING POWER
      EACH
    REPORTING                  1,204,583
      PERSON         -------- --------------------------------------------------
       WITH             9      SOLE DISPOSITIVE POWER

                               500,250
                     -------- --------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,204,583
-------------------- -------- --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,704,833
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately  8.8%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 3 OF 12
                                                    ----------------------------

--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          REGEN ACQUISITION I, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) EIN:
          20-1948334
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]

                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY

--------- ----------------------------------------------------------------------
    4     SOURCES OF FUNDS*

          WC, AF
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------- -------- --------------------------------------------------
                        7      SOLE VOTING POWER
    NUMBER OF
      SHARES                   1,204,583
   BENEFICIALLY      -------- --------------------------------------------------
    OWNED BY            8      SHARED VOTING POWER
      EACH
    REPORTING                  0
      PERSON         -------- --------------------------------------------------
       WITH             9      SOLE DISPOSITIVE POWER

                               1,204,583
                     -------- --------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               0
-------------------- -------- --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,204,583
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately  6.2%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 4 OF 12
                                                    ----------------------------

--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          REGEN PARTNERS I, LP.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) EIN:
          56-2417816
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]

                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY

--------- ----------------------------------------------------------------------
    4     SOURCES OF FUNDS*

          WC, AF
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------- -------- --------------------------------------------------
                        7      SOLE VOTING POWER
    NUMBER OF
      SHARES                     500,250
   BENEFICIALLY      -------- --------------------------------------------------
    OWNED BY            8      SHARED VOTING POWER
      EACH
    REPORTING                  1,204,583
      PERSON         -------- --------------------------------------------------
       WITH             9      SOLE DISPOSITIVE POWER

                                 500,250
                     -------- --------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,204,583
-------------------- -------- --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,704,833
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately  8.8%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 5 OF 12
                                                    ----------------------------

--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          ELLIOT H. HERSKOWITZ

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]

                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY

--------- ----------------------------------------------------------------------
    4     SOURCES OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
-------------------- -------- --------------------------------------------------
                        7      SOLE VOTING POWER
    NUMBER OF
      SHARES                           0
   BENEFICIALLY      -------- --------------------------------------------------
    OWNED BY            8      SHARED VOTING POWER
      EACH
    REPORTING                  2,205,083
      PERSON         -------- --------------------------------------------------
       WITH             9      SOLE DISPOSITIVE POWER

                                       0
                     -------- --------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               2,205,083
-------------------- -------- --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,205,083
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately  11.4%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 6 OF 12
                                                    ----------------------------

--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          NEIL HERSKOWITZ
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]

                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY

--------- ----------------------------------------------------------------------
    4     SOURCES OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]

--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
-------------------- -------- --------------------------------------------------
                        7      SOLE VOTING POWER
    NUMBER OF
      SHARES                           0
   BENEFICIALLY      -------- --------------------------------------------------
    OWNED BY            8      SHARED VOTING POWER
      EACH
    REPORTING                  2,205,083
      PERSON         -------- --------------------------------------------------
       WITH             9      SOLE DISPOSITIVE POWER

                                       0
                     -------- --------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               2,205,083
-------------------- -------- --------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,205,083
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately  11.4%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 7 OF 12
                                                    ----------------------------


ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D relates to the common stock and Series C Preferred Stock (together, the "Shares") of U.S. Wireless Data, Inc., a Delaware corporation with its principal executive offices (according to its most recent filing with the Securities and Exchange Commission) located at 750 Lexington Avenue, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) - (c) Riverside Contracting LLC ("Riverside") is a Delaware limited liability company with an office c/o ReGen Capital, LLC, 2109 Broadway, Suite 206, New York, NY 10023. ReGen Acquisition I, LLC ("Acquisition") is a Delaware limited liability company with an office c/o ReGen Capital, LLC, 2109 Broadway, Suite 206, New York, NY 10023. ReGen Partners I, LP ("Partners") is a Delaware limited partnership with an office c/o ReGen Capital, LLC, 2109 Broadway, Suite 206, New York, NY 10023. The principal business of Riverside, Acquisition and Partners is investments. Elliot H. Herskowitz and Neil Herskowitz are the only members and managers of Riverside, and are the managing members of Acquisition and of ReGen Partners LLC, which is the general partner of Partners. The present principal occupation of Elliot H. Herskowitz is research and investments. In this connection he is employed by SJT Ltd., an Israeli corporation engaged in financial research and analysis located at 43 Emek Refaim, Jerusalem, Israel 93141. The present principal occupation of Neil Herskowitz is investments. Each of Elliot H. Herskowitz and Neil Herskowitz maintains a business office at 2109 Broadway, 2nd Floor, New York, NY 10023.

        (d) - (e) During the last five years, none of Riverside, Acquisition, Partners, Elliot H. Herskowitz or Neil Herskowitz (the "Reporting Persons"), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Each of the individual Reporting Persons is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The sources and amounts of funds used for the purchase of the Shares by Riverside are working capital and funds in the form of capital contributions and loans made from time to time to Riverside by its members.

        The sources and amounts of funds used for the purchase of the Shares by Partners are working capital in the form of capital contributions and loans made from time to time to Riverside by its members.

        The sources and amounts of funds used for the purchase of the Series C Preferred Stock by Acquisition are working capital and funds in the form of capital contributions and/or loans made from time to time to Acquisition by its members

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 8 OF 12
                                                    ----------------------------


        The total consideration paid by all Reporting Persons for the acquisition of the Common Stock and the Series C Preferred Stock was approximately $87,000.

ITEM 4. PURPOSE OF TRANSACTION.

The Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons may make additional purchases of Shares or dispose of Shares in the open market or in private transactions depending upon, among other factors, an evaluation of the Issuer's business prospects and financial condition, including its bankruptcy proceedings, the trading market for the Common Stock and the availability to the Reporting Persons of funds to make any such purchases. Following the expiration of the tender offer described below, the Reporting Persons have received inquiries from holders of Series C Preferred Stock regarding the possibility of selling such shares to such Reporting Persons. Although to date the Reporting Persons have not bought any such additional shares, the Reporting Persons reserve the right to enter into private transactions to acquire additional shares, including shares of Series C Preferred Stock. Except as described above, as of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of any Shares or other securities of the Issuer, or the disposition of any Shares or other securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;
(c) a sale or transfer of a material amount of assets of the Issuer or of any subsidiary; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons, however, reserves the right, at a later date, alone or together with others, to undertake any such plans or proposals or to seek to effect one or more of such changes or transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Riverside is 1,704,833 (approximately 8.8% of the outstanding shares of Common Stock). The aggregate number and percentage of shares of Common Stock beneficially owned by Acquisition is 1,204,583 (approximately 6.2% of the outstanding shares of Common Stock). The aggregate number and percentage of Shares beneficially owned by Partners is 1,704, 833 (approximately 8.8% of the outstanding shares of Common Stock). Neither Elliot Herskowitz nor Neil Herskowitz own any shares directly. Messrs. Herskowitz each may be deemed to beneficially own the number of shares of Common Stock (2,205,083) owned by Riverside, Acquisition and Partners in the aggregate. Each of Messrs. Herskowitz disclaims beneficial ownership of the reported securities and this report shall not be deemed an admission that such

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 9 OF 12
                                                    ----------------------------


Reporting Person is the beneficial owner of the securities for purpose of
Section 13 of the Securities Act of 1934, as amended, or for any other purpose.

For purposes of this Schedule 13D, the percentage of the outstanding Shares beneficially owned has been computed on the basis of 18,142,889 Shares outstanding, as of February 20, 2004, based upon the information set forth in the Issuer's Quarterly Report on Form 10-QSB for the period ended December 31, 2003, and a conversion ratio of 1.667 shares of Common Stock for each share of Series C Preferred Stock. Other than the shares of Series C Preferred Stock, none of the Reporting Persons is otherwise a beneficial owner of any right to acquire Shares.

        (b) Messrs. Herskowitz have shared power to vote and to dispose of all Shares held by Riverside, Acquisition and Partners.

        (c) COMMON STOCK PURCHASES IN LAST 60 DAYS: The following table sets forth information with respect to all purchases of shares of Common Stock that were effected during the past 60 days by the Reporting Persons. All such purchases were on the open market.

RIVERSIDE CONTRACTING, LLC1
----------------------------- -------------------- -----------------------
DATE OF TRANSACTION           NUMBER OF SHARES     PRICE PER SHARE

----------------------------- -------------------- -----------------------
December 31, 2004             5,000                $0.0008
----------------------------- -------------------- -----------------------
January 3, 2005               45,250               $0.0009
----------------------------- -------------------- -----------------------

----------------------------- -------------------- -----------------------


REGEN PARTNERS I, LLC1,2
--------------------------------------------------------------------------
DATE OF TRANSACTION           NUMBER OF SHARES     PRICE PER SHARE

----------------------------- -------------------- -----------------------
December 31, 2004             5,000                $0.0008
----------------------------- -------------------- -----------------------
January 3, 2005               45,250               $0.0009
----------------------------- -------------------- -----------------------

----------------------------- -------------------- -----------------------

1. These securities may be deemed to be beneficially owned by Elliot H. Herskowitz and Neil Herskowitz, the managing members of Riverside Contracting, LLC and the sole members of ReGen Partners LLC, which is the general partner of ReGen Partners I, LP. Each such Reporting Person disclaims beneficial ownership of the reported securities and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purpose of
Section 13 of the Securities Act of 1934, as amended, or for any other purpose.

2. These shares were purchased by Riverside Contracting, LLC as agent for ReGen Partners I, LP, and are in the process of being transferred into the name of ReGen Partners I, LP.

SERIES C PREFERRED PURCHASED IN LAST 60 DAYS: On December 31, 2004, Acquisition purchased 722,750 shares of Series C Preferred Stock at $0.12 per share in a tender offer that terminated on such date. Each share of Series C Preferred Stock is convertible into 1.667 shares of Common

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 10 OF 12
                                                    ----------------------------


Stock. These securities may be deemed to be beneficially owned by Elliot H. Herskowitz and Neil Herskowitz, the managing members of Riverside Contracting, LLC and the sole members of ReGen Partners LLC, which is the general partner of ReGen Partners I, LP. Each such Reporting Person disclaims beneficial ownership of the reported securities and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purpose of
Section 13 of the Securities Act of 1934, as amended, or for any other purpose.

        (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any of the Reporting Persons.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None, except an Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney, as filed herewith, between Riverside, Acquisition, ReGen, Elliot H. Herskowitz and Neil Herskowitz.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBITS:

        NUMBER        DESCRIPTION
         99.1         Agreement Respecting Joint Filing of Schedule 13D and
                      Power of Attorney.

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 11 OF 12
                                                    ----------------------------


                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005                    RIVERSIDE CONTRACTING, LLC


                                          By  /s/ Neil Herskowitz
                                              ---------------------------
                                          Neil Herskowitz, Manager


Date: January 10, 2005                    REGEN ACQUISITION I, LLC


                                          By  /s/ Neil Herskowitz
                                              ---------------------------
                                          Neil Herskowitz, Manager

Date: January 10, 2005                    REGEN PARTNERS I, LP


                                          By  REGEN PARTNERS LLC,
                                                as General Partner

                                          By  /s/ Neil Herskowitz
                                              ---------------------------
                                          Neil Herskowitz, Manager


Date: January 10, 2005                    /s/ Elliot Herskowitz
                                          -------------------------------
                                          Elliot Herskowitz

Date: January 10, 2005                    /s/ Neil Herskowitz
                                          -------------------------------
                                          Neil Herskowitz

                                                    ----------------------------
CUSIP NO. 912 899 408                                 PAGE 11 OF 12
                                                    ----------------------------


                                                                    EXHIBIT 99.1
                             JOINT FILING AGREEMENT



        By this Agreement, the undersigned agree that this Statement on Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of U.S. Wireless Data, Inc. is being filed on behalf of each of us.

Date: January 10, 2005                    RIVERSIDE CONTRACTING, LLC


                                          By  /s/ Neil Herskowitz
                                              ---------------------------
                                          Neil Herskowitz, Manager


Date: January 10, 2005                    REGEN ACQUISITION I, LLC


                                          By  /s/ Neil Herskowitz
                                              ---------------------------
                                          Neil Herskowitz, Manager

Date: January 10, 2005                    REGEN PARTNERS I, LP


                                          By  REGEN PARTNERS LLC,
                                                as General Partner

                                          By  /s/ Neil Herskowitz
                                              ---------------------------
                                          Neil Herskowitz, Manager


Date: January 10, 2005                    /s/ Elliot Herskowitz
                                          -------------------------------
                                          Elliot Herskowitz

Date: January 10, 2005                    /s/ Neil Herskowitz
                                          -------------------------------
                                          Neil Herskowitz